Exhibit 99.1

IGI Reports Third Quarter and Nine Months 2022 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, November 10, 2022 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the third quarter and first nine months of 2022.

Highlights for the third quarter and first nine months of 2022 include:

(in millions of U.S. Dollars, except percentages and per share information)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gross written premiums	$120.6	$115.3	$425.1	$382.1
Net premiums earned	$96.3	$91.2	$279.4	$259.0
Net underwriting results	$42.0	$26.7	$123.8	$75.2
Total investment income, net (1)	$5.5	$4.0	$14.0	$12.0
Profit for the period	$18.6	$16.1	$59.8	$34.5
Combined ratio (2)	73.8%	85.0%	73.6%	87.3%
Earnings per share (basic and diluted) (3)	$0.38	$0.31	$1.21	$0.71
Return on average equity (annualized) (4)	18.7%	16.4%	19.9%	11.8%
Core operating income (4)	$27.6	$15.9	$80.9	$39.4
Core operating earnings per share (basic and diluted) (4)	$0.56	$0.33	$1.64	$0.81
Core operating return on average equity (annualized) (4)	27.8%	16.2%	26.9%	13.5%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(2)	See “Supplementary Financial Information” below.
(3)	See Note (3) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(4)	See the section titled “Non-IFRS Financial Measures” below.

IGI Chairman and CEO Mr. Wasef Jabsheh said, “IGI recorded another strong set of results in the third quarter of 2022, continuing the momentum of the prior two quarters, and culminating in a combined ratio of 73.6% and a core operating return on average shareholders’ equity of 26.9% for the first nine months of 2022.”

“Market conditions and rates are holding up across our portfolio and we continue to grow at a steady pace, with gross written premiums up more than 11% year-to-date. As always, our primary focus is on profitable growth, diversification and managing volatility.”

“As we look ahead to 2023, we continue to closely monitor the broader economic effects of rising inflation and interest rates as well as foreign exchange movements. The effect of the strengthening U.S. Dollar against our transactional currencies, the Pound Sterling and the Euro, particularly in our long-tail business which accounts for about a third of our total gross premiums, was evident in prior quarterly results and is again evident in the third quarter, resulting in a positive impact on our underwriting results.”

“We expect to see further opportunities to continue on our profitable growth trajectory, particularly after the headline events of the third quarter, which we expect will positively impact rates in some of our markets. While we were less impacted than others in our industry by these catastrophic events - in particular the devastation of Hurricane Ian - they once again provide a reminder of why we do what we do - to provide peace of mind in times of uncertainty. That is our purpose and our commitment at IGI and it is what enhances the value that we provide to our customers and our shareholders.”

Results for the Periods Ended September 30, 2022 and 2021

Profit for the quarter ended September 30, 2022 was $18.6 million, compared to profit of $16.1 million for the quarter ended September 30, 2021.

Core operating income, a non-IFRS measure defined below, was $27.6 million for the quarter ended September 30, 2022, a significant increase over the core operating income of $15.9 million for the comparable period in 2021. The improvement in core operating income from the third quarter of 2021 to the third quarter of 2022 was primarily the result of higher favorable development of net loss reserves from prior accident years, which benefited from the currency devaluation impact on loss reserves denominated in Pound Sterling and Euro. The core operating return on average equity (annualized) increased 11.6 points to 27.8% for the third quarter of 2022 compared to the third quarter of 2021.

For the first nine months of 2022, profit was $59.8 million, compared to profit of $34.5 million for the first nine months of 2021.

Core operating income was $80.9 million for the nine months ended September 30, 2022 compared to core operating income of $39.4 million for the nine months ended September 30, 2021. The improvement in core operating income in the first nine months of 2022 compared to the first nine months of 2021 was primarily driven by the same reasons discussed above for the quarter.

The core operating return on average equity (annualized) increased 13.4 points to 26.9% for the first nine months of 2022 compared to the first nine months of 2021.

Underwriting Results

Net underwriting results improved to $42.0 million for the third quarter of 2022 from $26.7 million for the third quarter of 2021, largely driven by growth in net premiums earned and a lower level of net claims and claim adjustment expenses.

Gross written premiums were $120.6 million for the quarter ended September 30, 2022, representing growth of 4.6% compared to gross written premiums of $115.3 million for the quarter ended September 30, 2021. The increase in gross written premiums was the result of new business generated across all segments and most lines of business, as well as rate increases on existing business across all segments.

The net claims and claims expense ratio improved to 38.1% for the quarter ended September 30, 2022, compared to 50.4% for the quarter ended September 30, 2021, primarily driven by higher favorable development of net loss reserves from prior accident years of $21.7 million, or 22.5 points, compared to favorable development of $7.1 million, or 7.8 points, for the quarter ended September 30, 2021. The favorable development of net loss reserves from prior accident years in the third quarter of 2022 was driven by improvement in claims experience in most lines of business in the Long-tail Segment, and primarily the energy and property lines in the Short-tail Segment, and positively impacted by currency devaluation on prior period loss reserves denominated in Pound Sterling and Euro.

The general and administrative expense ratio increased 3.2 points to 17.4% in the third quarter of 2022 compared to the same quarter of 2021, largely due to expansion of the business including increased employee-related costs related to new hires, travel and entertainment, consulting, technology and infrastructure related costs.

The combined ratio for the quarter ended September 30, 2022 was 73.8% compared to 85.0% for the quarter ended September 30, 2021, was primarily the result of higher favorable development of net loss reserves from prior accident years, which benefited from the currency devaluation impact on loss reserves denominated in Pound Sterling and Euro.

For the first nine months of 2022, gross written premiums were $425.1 million, an increase of 11.3% compared to $382.1 million for the comparable period in 2021.

The net claims and claim expense ratio improved to 37.1% for the nine months ended September 30, 2022, compared to 52.5% for the nine months ended September 30, 2021, primarily driven by favorable development of net loss reserves from prior accident years of $44.7 million or 16.0 points, compared to favorable development of $10.4 million or 4.0 points for the nine months ended September 30, 2021. The favorable development of net loss reserves from prior accident years in the first nine month of 2022 was positively impacted by currency devaluation on loss reserves denominated in Pound Sterling and Euro.

The general and administrative expense ratio increased 1.6 points to 17.9% in the first nine months of 2022 compared to the same period of 2021, for the same reasons discussed above for the quarter.

The combined ratio for the nine months ended September 30, 2022 was 73.6%, compared to 87.3% for the nine months ended September 30, 2021, benefiting from the same factors discussed above for the quarter.

Segment Results

The Long-tail Segment, which represented approximately 37% of the Company’s gross written premiums for the nine months ended September 30, 2022, includes financial institutions, marine liability, inherent defects insurance, and professional lines, which is comprised of professional indemnity, directors and officers, legal expenses, and other casualty lines (non-U.S.).

Gross written premiums for the third quarter of 2022 in the Long-tail Segment were $53.4 million compared to $55.3 million for the third quarter of 2021. Net premiums earned for the quarter ended September 30, 2022 were $44.1 million, compared to $44.8 million in the comparable quarter in 2021. The net underwriting results for this segment were $36.2 million for the third quarter of 2022, compared to $17.1 million in the third quarter of 2021.

Gross written premiums for the first nine months of 2022 in the Long-tail Segment were $156.8 million compared to $156.6 million for the first nine months of 2021. Net premiums earned for the nine months ended September 30, 2022 were $125.7 million, compared to $127.5 million in the comparable period in 2021. The net underwriting results for this segment were $73.6 million for the first nine months of 2022, compared to $39.5 million in the first nine months of 2021. The growth in net underwriting results benefitted primarily from higher favorable development of net loss reserves from prior accident years, which were positively impacted by the currency devaluation impact on loss reserves denominated in Pound Sterling and Euro.

The Short-tail Segment, which represented approximately 57% of the Company’s gross written premiums for the nine months ended September 30, 2022, includes energy, property, general aviation, ports and terminals, marine trades, marine cargo, contingency, construction and engineering, and political violence.

Gross written premiums for the third quarter of 2022 in the Short-tail Segment were $60.7 million, an increase of 11.2% compared to $54.6 million in the third quarter of 2021. Net premiums earned for the quarter ended September 30, 2022 were $44.5 million, compared to $40.5 million in the comparable quarter in 2021. The net underwriting results for this segment were $4.7 million for the third quarter of 2022, compared to $8.8 million for the comparable quarter in 2021. The decline in net underwriting results was primarily due to a higher level of net claims and claim adjustment expenses in the third quarter of 2022, primarily due to lower favorable development of net loss reserves from prior accident years compared to the third quarter of 2021, partially offset by the increase in net premiums earned.

Gross written premiums for the first nine months of 2022 in the Short-tail Segment were $241.5 million, an increase of 17.5% compared to $205.5 million in the first nine months of 2021. Net premiums earned for the nine months ended September 30, 2022 were $131.6 million, compared to $114.3 million in the comparable period in 2021. The net underwriting results for this segment were $45.8 million for the first nine months of 2022, compared to $32.3 million for the comparable period in 2021. The first nine months of 2022 benefited from the increase in net premiums earned compared to the first nine months of 2021, partially offset by a slight increase in net claims and claim adjustment expenses.

The Reinsurance Segment, which represented approximately 6% of the Company’s gross written premiums for the nine months ended September 30, 2022, includes the Company’s inwards reinsurance portfolio.

Gross written premiums for the third quarter of 2022 in the Reinsurance Segment were $6.5 million, compared to $5.4 million in the third quarter of 2021. Net premiums earned for the quarter ended September 30, 2022 were $7.7 million, compared to $5.9 million for the comparable quarter in 2021. Net underwriting results for this segment were $1.1 million for the third quarter of 2022, compared to $0.8 million in the third quarter of 2021. The third quarter of 2022 benefited from an increase in net premiums earned, partially offset by the increase in net claims and claim adjustment expenses.

Gross written premiums for the first nine months of 2022 in the Reinsurance Segment were $26.8 million, compared to $20.0 million in the first nine months of 2021. Net premiums earned for the nine months ended September 30, 2022 were $22.1 million, compared to $17.2 million for the comparable period in 2021. Net underwriting results for this segment were $4.4 million for the first nine months of 2022, compared to $3.4 million in the first nine months of 2021. The nine months ended September 30, 2022 benefited from an increase in net premiums earned, partially offset by the increase in net claims and claim adjustment expenses.

Foreign Exchange Losses

The loss on foreign exchange in the third quarter of 2022 was $10.4 million, compared to $4.9 million in the third quarter of 2021, both of which largely represent currency revaluation losses. When compared with the third quarter of 2021, the third quarter of 2022 saw a greater degree of negative currency movement in the Company’s major transactional currencies against the U.S. Dollar.

The loss on foreign exchange in the first nine months of 2022 was $23.1 million, compared to $8.1 million in the first nine months of 2021, primarily driven by same reasons discussed above for the quarter.

Investment Results

Total investment income was $5.0 million in the third quarter of 2022, compared to $3.3 million in the third quarter of 2021. Total investment income, net, was $5.5 million and $4.0 million for the quarters ended September 30, 2022 and 2021, respectively. This represented an annualized investment yield of 2.3% on the average total investments, term deposits (bank deposits with a maturity of more than three months), and cash and cash equivalents (bank deposits with a maturity of three months or less) in the third quarter of 2022, compared to the 1.9% annualized investment yield in the corresponding period in 2021. The Company’s total investments and term deposits produced an investment yield of 2.6% in the third quarter of 2022, compared to 2.4% in the corresponding period in 2021. The increase in total investment income was primarily attributable to the growth in interest income by $1.4 million, partially offset by $1.0 million increase in unrealized loss on investments, in third quarter of 2022 compared to the same period of 2021.

Total investment income was $9.0 million in the first nine months of 2022, compared to $13.0 million in the first nine months of 2021. Total investment income, net, was $14.0 million and $12.0 million for the first nine months ended September 30, 2022 and 2021 respectively. This represented an annualized investment yield of 2.0% on the average total investments, term deposits, and cash and cash equivalents in the first nine months of 2022, which remained flat compared to the corresponding period in 2021. The Company’s total investments and term deposits produced an investment yield of 2.3% in the first nine months of 2022, compared to 2.5% in the corresponding period in 2021. The decline in total investment income was primarily attributable to a $4.2 million unrealized loss on investments in the first nine months of 2022 compared to a $2.1 million unrealized gain on investments in the first nine months of 2021, partially offset by the growth in interest income of $1.9 million compared to the same period of 2021.

Total Equity

Total equity at September 30, 2022 was $400.3 million, compared to $401.9 million at December 31, 2021. The movement in total equity during the third quarter and nine months ended September 30, 2022 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended September 30, 2022	Nine Months Ended September 30, 2022
Total Equity at beginning of period	$393.9	$401.9
Profit for the period	$18.6	$59.8
Net change in fair value reserves for investments through other comprehensive income (OCI)	$(11.3)	$(51.9)
Change in foreign currency translation reserve	$(0.2)	$(0.1)
Purchase of treasury shares, net	$(0.8)	$(0.9)
Issuance of restricted share awards	$0.6	$1.8
Cash dividends declared during the period	$(0.5)	$(10.3)
Total Equity at September 30, 2022	$400.3	$400.3

Book value per share was $8.80 at September 30, 2022, compared to $8.83 at December 31, 2021.

During the second quarter of 2022, the Company began to repurchase common shares in the open market pursuant to its 5 million common share repurchase program announced in May 2022. As of November 8, 2022, the Company had repurchased 210,206 common shares at an average price per share of $7.59.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars per share data)	2022	2021	2022	2021

Gross written premiums	$120.6	$115.3	$425.1	$382.1
Reinsurers’ share of insurance premiums	$(39.0)	$(30.2)	$(136.4)	$(110.3)
Net written premiums	$81.6	$85.1	$288.7	$271.8
Net change in unearned premiums	$14.7	$6.1	$(9.3)	$(12.8)
Net premiums earned	$96.3	$91.2	$279.4	$259.0
Net claims and claim adjustment expenses	$(36.7)	$(45.9)	$(103.7)	$(135.9)
Net policy acquisition expenses	$(17.6)	$(18.6)	$(51.9)	$(47.9)
Net underwriting results	$42.0	$26.7	$123.8	$75.2
Net investment income (1)	$4.6	$3.8	$8.7	$13.2
Share of profit (loss) from associates (1)	$0.4	$(0.5)	$0.3	$(0.2)
General and administrative expenses	$(16.8)	$(13.0)	$(50.1)	$(42.3)
Other expenses, net (2)	$(0.3)	$(1.9)	$(2.5)	$(3.5)
Change in fair value of derivative financial liability	$(0.5)	$5.4	$3.1	$1.6
Loss on foreign exchange	$(10.4)	$(4.9)	$(23.1)	$(8.1)
Profit before tax	$19.0	$15.6	$60.2	$35.9
Income tax	$(0.4)	$0.5	$(0.4)	$(1.4)
Profit for the period	$18.6	$16.1	$59.8	$34.5
Basic and diluted earnings per share attributable to equity holders(3)	$0.38	$0.31	$1.21	$0.71

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Financial Position

(in millions of U.S. Dollars)	As at September 30, 2022 (Unaudited)	As at December 31, 2021 (Audited)
ASSETS
Cash and cash equivalents	$246.7	$242.1
Term deposits	$172.7	$180.0
Insurance receivables	$172.7	$179.4
Investments (4)	$487.0	$470.2
Investment in associates (4)	$6.1	$5.7
Reinsurance share of outstanding claims	$169.4	$182.3
Reinsurance share of unearned premiums	$67.7	$64.1
Deferred excess of loss premiums	$29.1	$17.2
Deferred policy acquisition costs	$66.5	$64.8
Deferred tax assets	$6.1	$0.5
Other assets	$11.8	$9.9
Investment properties (4)	$15.6	$16.3
Property, premises and equipment	$13.7	$14.9
Intangible assets	$3.8	$4.3
TOTAL ASSETS	$1,468.9	$1,451.7

LIABILITIES
Gross outstanding claims	$589.5	$575.9
Gross unearned premiums	$341.6	$328.8
Insurance payables	$88.9	$89.5
Other liabilities	$22.4	$29.0
Derivative financial liability	$9.8	$12.9
Unearned commissions	$16.4	$13.7
TOTAL LIABILITIES	$1,068.6	$1,049.8

EQUITY
Common shares at par value	$0.5	$0.5
Share premium	$161.3	$159.5
Treasury shares	$(0.9)	-
Foreign currency translation reserve	$0.9	$1.0
Fair value reserves	$(43.6)	$8.3
Retained earnings	$282.1	$232.6
TOTAL EQUITY	$400.3	$401.9
TOTAL LIABILITIES AND EQUITY	$1,468.9	$1,451.7

See “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.

Supplementary Financial Information – Combined Ratio (Unaudited)

International General Insurance Holdings Ltd.

	Quarter Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Net claims and claim expense ratio (a)	38.1%	50.4%	37.1%	52.5%
Net policy acquisition expense ratio (b)	18.3%	20.4%	18.6%	18.5%
General and administrative expense ratio (c)	17.4%	14.2%	17.9%	16.3%
Expense ratio (d)	35.7%	34.6%	36.5%	34.8%
Combined ratio (e)	73.8%	85.0%	73.6%	87.3%

(a)	Represents net claims and claim adjustment expenses as a percentage of net premiums earned. The split of net claims and claims expense ratio between current accident year, current year CAT losses and prior years’ loss development is as follows:

	Quarter Ended September 30,				Nine Months Ended September 30,
	2022		2021		2022		2021
(in millions of U.S. Dollars, except percentages)	Claims and claim adjustment expenses	% of net premiums earned	Claims and claim adjustment expenses	% of net premiums earned	Claims and claim adjustment expenses	% of net premiums earned	Claims and claim adjustment expenses	% of net premiums earned
Current year net incurred claims	$36.7	38.1%	$45.9	50.4%	$103.7	37.1%	$135.9	52.5%
Minus: Current accident year CAT losses	$6.7	7.0%	$17.6	19.3%	$12.3	4.4%	$19.0	7.4%
Minus: Effect of prior years’ development	$(21.7)	(22.5)%	$(7.1)	(7.8)%	$(44.7)	(16.0)%	$(10.4)	(4.0)%
Current accident year (before CAT losses)	$51.7	53.6%	$35.4	38.9%	$136.1	48.7%	$127.3	49.1%

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the net claims and claim expense ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at September 30, 2022	As at December 31, 2021
Cash and cash equivalents and term deposits	$419.4	$422.1
Total investments ***	$508.7	$492.2
Total investments, term deposits and cash and cash equivalents	$928.1	$914.3

Common shares outstanding (in millions)*	49.2	48.9
Minus: Unvested shares (in millions)**	3.7	3.4
Number of vested common outstanding shares (in millions) (a)	45.5	45.5

Total equity (b)	$400.3	$401.9
Book value per share (b)/(a)	$8.80	$8.83

*	Common shares issued and outstanding as at September 30, 2022 and December 31, 2021 are as follows:

No. of shares as at
September 30, 2022
Vested common shares as of December 31, 2021	45,471,084
Vested restricted share awards	146,386
Cancelled treasury shares	(25,097)
Total vested common shares as of September 30, 2022	45,592,373

Earnout shares as of September 30, 2022	3,012,500
Unvested restricted share awards as of September 30, 2022	675,848
Total unvested shares as of September 30, 2022	3,688,348
Treasury shares as of September 30, 2022	(122,721)
Total common shares outstanding	49,158,000

No. of shares as at
December 31, 2021
Vested common shares as of December 31, 2020	45,426,251
Vested restricted share awards	44,833
Vested common shares as of December 31, 2021	45,471,084

Earnout shares as of December 31, 2021	3,012,500
Unvested restricted share awards as of December 31, 2021	396,857
Total unvested shares as of December 31, 2021	3,409,357
Total common shares outstanding	48,880,441

**	Earnout Shares are subject to vesting at stock prices ranging from $11.50 to $15.25, are entitled to dividends and voting rights, but are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Share Awards were issued in 2022, 2021 and 2020 pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest as per the respective Restricted Share Award Agreements. As at September 30, 2022, the vesting conditions attached to both Earnout Shares and unvested Restricted Share Awards to employees have not been met, and as a result these shares were not included in the weighted average number of common shares for both basic and diluted earnings per share.

***	See Note 4 in the “Notes to Consolidated Financial Statements (Unaudited)” below.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended September 30, 2022

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$53.4	$60.7	$6.5	$120.6
Reinsurers’ share of insurance premiums	$(9.0)	$(30.0)	-	$(39.0)
Net written premiums	$44.4	$30.7	$6.5	$81.6
Net change in unearned premiums	$(0.3)	$13.8	$1.2	$14.7
Net premiums earned	$44.1	$44.5	$7.7	$96.3

Net claims and claim adjustment expenses	$0.2	$(31.8)	$(5.1)	$(36.7)
Net policy acquisition expenses	$(8.1)	$(8.0)	$(1.5)	$(17.6)
Net underwriting results	$36.2	$4.7	$1.1	$42.0

For the quarter ended September 30, 2021

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$55.3	$54.6	$5.4	$115.3
Reinsurers’ share of insurance premiums	$(9.5)	$(20.7)	-	$(30.2)
Net written premiums	$45.8	$33.9	$5.4	$85.1
Net change in unearned premiums	$(1.0)	$6.6	$0.5	$6.1
Net premiums earned	$44.8	$40.5	$5.9	$91.2

Net claims and claim adjustment expenses	$(19.3)	$(22.6)	$(4.0)	$(45.9)
Net policy acquisition expenses	$(8.4)	$(9.1)	$(1.1)	$(18.6)
Net underwriting results	$17.1	$8.8	$0.8	$26.7

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the nine months ended September 30, 2022

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$156.8	$241.5	$26.8	$425.1
Reinsurers’ share of insurance premiums	$(37.1)	$(99.3)	-	$(136.4)
Net written premiums	$119.7	$142.2	$26.8	$288.7
Net change in unearned premiums	$6.0	$(10.6)	$(4.7)	$(9.3)
Net premiums earned	$125.7	$131.6	$22.1	$279.4

Net claims and claim adjustment expenses	$(27.2)	$(63.0)	$(13.5)	$(103.7)
Net policy acquisition expenses	$(24.9)	$(22.8)	$(4.2)	$(51.9)
Net underwriting results	$73.6	$45.8	$4.4	$123.8

For the nine months ended September 30, 2021

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$156.6	$205.5	$20.0	$382.1
Reinsurers’ share of insurance premiums	$(36.4)	$(73.9)	-	$(110.3)
Net written premiums	$120.2	$131.6	$20.0	$271.8
Net change in unearned premiums	$7.3	$(17.3)	$(2.8)	$(12.8)
Net premiums earned	$127.5	$114.3	$17.2	$259.0

Net claims and claim adjustment expenses	$(65.6)	$(59.4)	$(10.9)	$(135.9)
Net policy acquisition expenses	$(22.4)	$(22.6)	$(2.9)	$(47.9)
Net underwriting results	$39.5	$32.3	$3.4	$75.2

International General Insurance Holdings Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of net investment income and share of profit from associates included in the Condensed Consolidated Statements of Income (Unaudited) to Total investment income, net, used to calculate investment yield:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except percentages)	2022	2021	2022	2021
Net investment income*	$4.6	$3.8	$8.7	$13.2
Share of profit (loss) from associates	$0.4	$(0.5)	$0.3	$(0.2)
Total investment income	$5.0	$3.3	$9.0	$13.0
Minus
Realized (loss) gain on investments	$(0.6)	$0.2	$(0.6)	$0.4
Unrealized (loss) gain on investments	$(1.1)	-	$(4.2)	$2.1
Fair value loss on investment properties	-	$(0.4)	$(0.5)	$(1.3)
Expected credit losses on investments	$0.8	-	-	-
Share of profit (loss) from associates	$0.4	$(0.5)	$0.3	$(0.2)
Total investment income, net (a)	$5.5	$4.0	$14.0	$12.0
Average total investments and term deposits, at cost, (b1)	$841.5	$667.8	$794.7	$649.9
Investment Yield (a) / (b1) annualized	2.6%	2.4%	2.3%	2.5%
Average total investments, term deposits, and cash and cash equivalents, at cost (b2)	$977.4	$841.4	$936.6	$801.7
Investment Yield (a) / (b2) annualized	2.3%	1.9%	2.0%	2.0%

*	Net investment income is comprised of interest and dividend income, realized and unrealized gain (loss) on investments, realized and unrealized gain (loss) on investment properties, expected credit loss on investments, investment custodian fees and other investment expenses.

(2)	Represents the following:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars)	2022	2021	2022	2021

Other revenues	$0.6	$0.4	$1.8	$1.4
Other expenses	$(0.7)	$(0.6)	$(2.0)	$(2.1)
Impairment loss on insurance receivables	$(0.2)	$(1.7)	$(2.3)	$(2.8)
Other expenses, net	$(0.3)	$(1.9)	$(2.5)	$(3.5)

(3)	Represents net profit for the period attributable to vested common shares divided by the weighted average number of vested common shares – basic and diluted calculated as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except share and per share information)	2022	2021	2022	2021
Profit for the period	$18.6	$16.1	$59.8	$34.5
Minus: Profit attributable to the Earnout Shares	$1.1	$1.6	$3.7	$2.1
Minus: Profit attributable to the Restricted Shares	$0.3	$0.2	$0.8	$0.3
Net profit for the period attributable to equity holders (a)	$17.2	$14.3	$55.3	$32.1
Weighted average number of vested common shares – basic and diluted (in millions of shares) (b)*	45.6	45.5	45.6	45.5
Basic and diluted earnings per share attributable to equity holders (a/b)	$0.38	$0.31	$1.21	$0.71

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

(4)	Total Investments includes the following:

	As at
(in millions of U.S. Dollars)	September 30, 2022	December 31, 2021
Investments	$487.0	$470.2
Investment properties	$15.6	$16.3
Investments in associates	$6.1	$5.7
Total investments	$508.7	$492.2

International General Insurance Holdings Ltd.

Non-IFRS Financial Measures

In presenting IGI’s results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, help to explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Combined Ratio

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except percentages)	2022	2021	2022	2021
Net premiums earned (a)	$96.3	$91.2	$279.4	$259.0
Net claims and claim adjustment expenses (b)	$(36.7)	$(45.9)	$(103.7)	$(135.9)
Net policy acquisition expenses (c)	$(17.6)	$(18.6)	$(51.9)	$(47.9)
General and administrative expenses (d)	$(16.8)	$(13.0)	$(50.1)	$(42.3)
Prior years favorable development (e)	$(21.7)	$(7.1)	$(44.7)	$(10.4)
CAT losses (f)	$6.7	$17.6	$12.3	$19.0

Combined ratio ((b+c+d)/a)*	73.8%	85.0%	73.6%	87.3%
Minus: Prior years favorable development (e/a)	(22.5)%	(7.8)%	(16.0)%	(4.0)%
Accident year combined ratio	96.3%	92.8%	89.6%	91.3%
Minus: CAT losses on an accident year basis (f/a)	7.0%	19.3%	4.4%	7.4%
Accident year combined ratio prior to CAT losses	89.3%	73.5%	85.2%	83.9%

*	See “Supplementary Financial Information - Condensed Consolidated Statements of Income (Unaudited).”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Condensed Consolidated Statements of Income” from profit for the period and tax effecting each line item (resulting in each item being a non-IFRS measure), as illustrated in the table below:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except for percentages and per share data)	2022	2021	2022	2021

Profit for the period	$18.6	$16.1	$59.8	$34.5
Reconciling items between profit for the period and core operating income:
Realized loss (gain) on investments (tax adjusted) (i)	$0.6	$(0.2)	$0.6	$(0.4)
Expected credit losses on investments (i)	$(0.8)	-	-	-
Unrealized loss (gain) on investments (tax adjusted) (i)	$1.0	-	$4.2	$(2.0)
Fair value loss on investment properties	-	$0.4	$0.5	$1.3
Fair value (gain) loss on investment properties held through associates (ii)	$(0.4)	$0.5	$(0.4)	$0.2
Change in fair value of derivative financial liability	$0.5	$(5.4)	$(3.1)	$(1.6)
Loss on foreign exchange (tax adjusted) (i)	$8.1	$4.5	$19.3	$7.4
Core operating income	$27.6	$15.9	$80.9	$39.4
Average shareholders’ equity (iii)	$397.1	$392.9	$401.1	$388.3
Core operating return on average equity (annualized) (iv) and (vi)	27.8%	16.2%	26.9%	13.5%
Basic and diluted core operating earnings per share (v)	$0.56	$0.33	$1.64	$0.81
Return on average equity (annualized) (vi)	18.7%	16.4%	19.9%	11.8%

i.	Represents a non-IFRS financial measure as components within the line-item balances for Net investment income and loss on foreign exchange reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.

ii.	Fair value gain (loss) on investment properties held through associates has been excluded from core operating income for the quarter and nine months ended September 30, 2022. Accordingly, in order to conform to the current presentation, fair value (gain) loss on investment properties held through associates has been excluded from the comparative periods ended September 30, 2021 in the determination of core operating income.

iii.	Represents the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.

iv.	Represents annualized core operating income for the period divided by average shareholders’ equity.

v.	Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares – basic and diluted as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except per share information)	2022	2021	2022	2021
Core operating income*	$27.6	$15.9	$80.9	$39.4
Minus: Core operating income attributable to the Earnout Shares subject to vesting	$1.7	$1.0	$5.0	$2.4
Minus: Core operating income attributable to the Restricted Shares Awards subject to vesting	$0.4	$0.1	$1.1	$0.3
Core operating income for the period attributable to vested equity holders* (a)	$25.5	$14.8	$74.8	$36.7
Weighted average number of vested common shares – basic and diluted (in millions of shares) (b)	$45.6	$45.5	$45.6	$45.5
Basic and diluted core operating earnings per share* (a/b)	$0.56	$0.33	$1.64	$0.81

*	Core operating income, Core operating income for the period attributable to vested and equity holders and Basic and diluted core operating earnings per share for the quarter and nine months ended September 30, 2021 have been restated to conform to the calculation used in the current year presentation (see ii. above in this “Non-IFRS Financial Measures” section).

vi.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the year.

The Company has posted a Third Quarter 2022 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; (8) the inability of the Company to complete the proposed acquisition of EIO or the failure to realize the anticipated benefits of the proposed acquisition of EIO; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com